Exhibit 12.1

Manitex International, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations	$(662)	$(4,709)	$12,554	$16,384	$12,582	$4,071
Add: Fixed charges (from below)
Amortization of capitalized interest	n.a	n.a	n.a	n.a	n.a	n.a
Distributed income from equity investees	n.a	n.a	n.a	n.a	n.a	n.a
Pre-tax loss of equity investees	79	199	n.a	n.a	n.a	n.a
Less: Interest capitalized	n.a	n.a	n.a	n.a	n.a	n.a
Preferences security dividends	n.a	n.a	n.a	n.a	n.a	n.a
Noncontrolling interest in pre-tax income of subsidiaries	272	48	(136)	n.a	n.a	n.a

Total earnings	(855)	(4,558)	12,690	16,384	12,582	4,071

Fixed Charges
Interest
Expensed	8,179	12,984	2,777	2,501	2,101	2,254
Capitalized	n.a	n.a	n.a	n.a	n.a	n.a
Amortiztion of capitalized expenses related to Indebtedness (1)	n.a	n.a	259	205	92	14
Estimated interest within rent expense (2)	595	900	740	690	640	660
Preference dividends	n.a	n.a	n.a	n.a	n.a	n.a

Total fixed charges	8,774	13,884	3,776	3,396	2,833	2,928

Ratio of earnings to fixed charges	(0.10)	(0.33)	3.36	4.82	4.44	1.39

(1)	Excludes amounts that have been included as compent of interest expense
(2)	The Company assumes that 20% of rent expense for equipment rentals and 50% of the rent expense for rental of land and building were related to interest.